2300 NW Corporate Blvd.
Suite 123
Boca Raton, FL 33431
561-995-7313
877-528-PD2i (7324)
Fax 561-995-2449

August 8, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request to Withdraw Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-167194)

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Vicor Technologies, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission ("SEC") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Amendment No. 1 to its registration statement on Form S-1 (File No. 333-167194) together with all exhibits (the “Registration Statement”) initially filed with the SEC on August 8, 2011.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use should a subsequent registration statement meeting the requirements of paragraph (p) of Rule 457 under the Securities Act be filed.

Should you have any questions regarding this matter, please call counsel to the Company,  Leonard Bloom of Akerman  at (305) 982-5585 or Laura Holm at (954) 468-2446..

Sincerely,

/s/ David H. Fater

David H. Fater, Chief Executive Officer